OMV Aktiengesellschaft

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OMV Investor News

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August 8, 2007
10.30am (BST) – 11.30am (CET)

OMV and IPIC: Bundling of chemical activities in Borealis completed

SUPPL

- **OMV and IPIC complete the incorporation of shares of AMI Agrolinz Melamine (each held 50% of AMI) into their joint subsidiary Borealis**
- **AMI and Borealis: Repositioning and synergies**
- **OMV focuses on core business**

OMV, Central Europe's leading oil and gas group, and its core shareholder International Petroleum Investment Company (IPIC) have incorporated their respective shares of AMI Agrolinz Melamine International GmbH (AMI), one of the leading international producers of melamine and plant nutrients, into Borealis – a joint subsidiary of IPIC and OMV. OMV and IPIC each held 50% of AMI. Borealis is Europe's second largest producer of plastics and is headquartered in Vienna. As a holding company, Borealis will provide excellent support for AMI's further international expansion. The closing of the transaction strengthens OMV's focus on its core business segments Refining & Marketing, Exploration & Production, and Gas.

Khadem Al Qubaisi, Managing Director and Member of the Board of International Petroleum Investment Company, Borealis Supervisory Board Vice Chairman, stated: "We firmly believe that today's closing is a big step forward for the further international development and expansion of Borealis and AMI. AMI will contribute its growing melamine and fertilizer business and will expand Borealis product portfolio. Borealis will be a strong partner for AMI on its way to build up a presence in Abu Dhabi as basis for continuous growth in the Asian markets."

Gerhard Roiss, OMV Deputy Chairman and Borealis Supervisory Board Chairman, commented: "The incorporation of AMI into Borealis will enable the company to expand further internationally, leveraging Borealis' global presence and excellent positioning in Abu Dhabi. AMI will also benefit from Borealis' globally recognised expertise in the area of 'safety' and from synergies in sales and in developing the field of technology and development."

The incorporation changes the ownership structure of Borealis: IPIC now holds 64% (instead of 65%) and OMV 36% (instead of 35%) of the company. The ownership structure guarantees that these strategic partners, with a strong working history, will continue to support and plan AMI's future development in the best way possible.

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AMI will continue to be run as an independent subsidiary and – together with the existing Phenol business – is part of Borealis' strategy to develop its base chemical business.

Today's completion of the transaction will enable OMV to put an even stronger focus on its core businesses, while at the same time enjoying the benefits of the rapidly growing plastics market via its subsidiary Borealis.

Background information:

The AMI Group
AMI Agrolinz Melamine International GmbH upgrades natural gas into high-value agricultural and industrial raw materials. The company's main products are melamine and plant nutrients. In the melamine sector, AMI is the market leader in Europe and the global number two. It also occupies a leading position in the plant nutrients market in the Danube region. The AMI Group consists of the core companies AMI Agrolinz Melamine International GmbH, located in Linz (A), the fully owned subsidiary Agrolinz Melamine International Deutschland GmbH, located in Piesteritz/Saxony-Anhalt (D), the wholesaling company LINZER AGROTRADE, which sells fertiliser and sales companies in Hungary, the Czech Republic, Slovakia, Croatia, Serbia and Romania for the selling of fertilisers as well as the melamine sales companies Agrolinz Melamine International North America Inc., Chicago, USA and Agrolinz Melamine International Asia Pacific Pte Ltd., Singapore. In 2006, the AMI Group had a workforce of around 1,115 and sales of EUR 546.9 million.

Borealis and Borouge *are leading providers of innovative, value creating plastics solutions.* With more than 40 years of experience in polyolefins and using its unique Borstar® technology, they focus on the infrastructure, automotive and advanced packaging markets. They have production facilities, innovation centres and service centres across Europe, the Middle East and Asia Pacific and work with customers in more than 170 countries around the world to provide plastic materials that make an essential contribution to society and to sustainable development. Borealis and Borouge are committed to the principles of Responsible Care® and to leading the way in 'Shaping the Future with Plastics.'

For further information on Borealis and Borouge, a joint venture between Borealis and the Abu Dhabi National Oil Company, visit www.borealisgroup.com and www.borouge.com.

OMV Aktiengesellschaft
With Group sales of EUR 18.97 billion and a workforce of 40,993 employees in 2006, as well as market capitalization of approximately EUR 13 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries. In Exploration and Production (E&P) OMV is active in 20 countries in six core regions. OMV sells more than 14 bcm gas a year. OMV's Austrian gas hub Baumgarten annually transports approximately 47 bcm of gas. OMV's Central European Gas Hub is amongst the three largest hubs in Europe. OMV holds a 36% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 50% of EconGas GmbH, 45% of the BAYERNOIL refining network and approx. 19% of the Hungarian company MOL. OMV further strengthened its leading position in the European growth belt through the acquisition in 2006 of 34% of Petrol Ofisi, Turkey's leading company in the retail and commercial business.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Next result announcement **January–June and Q2 2007** on August 16, 2007

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Move & More. OMV